Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended March 31,					For the Three Months Ended June 30,
	1999	2000	2001	2002	2003	2002	2003
	(In thousands, except ratio amounts)
Fixed Charges:
Interest expense	77,456	104,201	82,648	42,298	32,822	7,423	9,753
Capitalized interest	—	—	—	694	—	—	—
Interest within rent expense	34,193	29,998	31,091	23,462	20,613	5,044	4,673
Preference dividends (a)	—	6,170	17,022	42,530	23,091	6,018	26,506

Total fixed charges	111,649	140,369	130,761	108,984	76,526	18,485	40,931
Earnings:
Earnings (loss) from continuing operations before extraordinary items	(381,476)	(9,395)	(270,844)	(27,275)	13,338	7,879	(4,522)
Add:
Fixed charges	111,649	140,369	130,761	108,984	76,526	18,485	40,931
Amortization of capitalized interest	—	—	—	—	0	—	—
Less:
Capitalized interest	—	—	—	(694)	—	—	—
Preference dividends	—	(6,170)	(17,022)	(42,530)	(23,091)	(6,018)	(26,506)

Total earnings/(loss)	(269,827)	124,804	(157,105)	38,485	66,773	20,346	9,904

Ratio of earnings to fixed charges (b)	—	0.9	—	0.4	0.9	1.1	0.2
Deficiency	381,476	—	287,866	—	—	—	—
Deficiency to bring ratio to 1:1	381,476	15,565	287,866	70,499	9,753	(1,861)	31,028

(a)	Dividends paid divided by 1 minus the effective tax rate from continuing operations.
(b)	For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings (loss) from continuing operations before extraordinary items plus fixed charges (excluding capitalized interest and preference dividends) plus amortization of capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of financing costs, the estimated interest component of rent expense and dividends on preference shares. No ratio is shown for fiscal years 1999 and 2001 because earnings were insufficient to cover fixed charges by $381.5 million and $287.9 million, respectively.